Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025,
IMAC Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of IMAC Holdings, Inc.
effective at the opening of the trading session on July 31, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staff determination on January 21, 2025.
On January 28, 2025, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel
(Panel) pursuant to Listing Rule 5815.
On March 4, 2025, the hearing was held. On March 22, 2025, the Panel reached a decision and a Decision letter was issued on March 24, 2025.
The Company common stock was suspended on March 26, 2025.
The Staff determination to delist the Company common stock became final on May 8, 2025.